                                                             Page 1 of 15 Pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December 2004

             AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
                            4th Floor, Forum House
                               Grenville Street
                                  St. Helier
                                Jersey JE2 4UF
                                Channel Islands

      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F   X           Form 40-F

      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                        Yes  ______         No    X

           The Exhibit Index to this Form 6-K is located on page 3.

                                                             Page 2 of 15 Pages

                                  SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    AIRCRAFT LEASE PORTFOLIO
                                    SECURITISATION 92-1 LIMITED

Date: December 24, 2004             By:    /s/ Frederick W. Bradley, Jr.
                                    Name:  Frederick W. Bradley, Jr.
                                    Title:          Director

                                                             Page 3 of 15 Pages

                                 EXHIBIT INDEX

                                                                  Sequentially
                                                                      numbered
                                                                          page

                               Title of Document

            Press Release, dated December 24, 2004, regarding Letter of Intent

                                                             Page 4 of 15 Pages

Press Release                                         24 December 2004

             AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

                                PRESS RELEASE

Letter of Intent Executed to Sell All Aircraft

Aircraft Lease  Portfolio  Securitisation  92-1 Limited (the  "Company") and a
wholly owned subsidiary of an investment grade entity (the  "Purchaser")  have entered into a Letter of Intent,  dated 24 December 2004,  whereby the Company has agreed,  subject to final  contract and to the  pre-emption  rights of the
Class D and  Class E  Noteholders,  to sell  all  nine of its  aircraft  (as a single portfolio) to the Purchaser for U.S.$90,000,000  (the "Purchase Price")
payable in cash.

As  discussed  in the  Company's  Annual  Report  on Form  20-F  (the  "Annual
Report"),  filed with the United States Securities and Exchange  Commission on
1  October  2004,  prior  to 27  December  2004 the  Deed of  Charge  required
(subject  to limited  exceptions)  that any sale of an  aircraft  owned by the
Company be for a sale price at least equal to the Class C Note  Target  Price, currently  approximately  U.S.$156,829,820 in aggregate for the nine aircraft.
Since  11  September   2001,  the  Company  has  been  able  to  satisfy  this
requirement  in  connection  with the sale of only two  aircraft.  The Deed of
Charge  however,  provides  that  beginning 27 December  2004 the minimum sale price  required  for any sale of the  aircraft  decreases  to the Class A Note
Target Price, currently approximately U.S.$77,206,166  in aggregate.

Based on this  changed  requirement,  the  difficult  market  in the  aircraft industry  generally,  the upcoming legal final maturity date of all classes of the Notes in June 2006 and  other  related  factors,  the  Company's  Board of
Directors requested that the Servicer,  Babcock & Brown Limited,  undertake an extensive  marketing  campaign  to sell the  aircraft  on or after 27 December
2004 at a price in excess of the Class A Note Target  Price and at the highest price  achievable so as to maximize  value to all  Noteholders.  In accordance with this request,  the Servicer  distributed sale information to 62 potential bidders and in due course  received  several  competitive  bids.  The Board of
Directors  determined  to sell the aircraft to the  Purchaser  after review of each  of  the  bids  and  consideration  of the  bid  prices,  the  Servicer's recommendations,  and various other factors, such as whether the bidders would require outside financing to successfully complete their purchase.

Although  the  Company has  entered  into a binding  Letter of Intent with the
Purchaser  and  expects the sale to proceed in  accordance  with the Letter of
Intent,  the purchase remains subject to final contract and to the pre-emption rights  of the Class D and Class E  Noteholders.  The Deed of Charge  provides that if the  Company's  aircraft  are to be sold at a price  below the Class D and Class E Note Target Prices,  currently approximately  U.S.$199,802,829 and
U.S.$339,572,717  in the  aggregate,  respectively,  each  of the  Class D and
Class  E  Noteholders  shall  have  the  right  to  pre-empt  the  sale to the prospective  purchaser  by  providing  an  irrevocable  written  notice to the
Company  that within 90 days of such notice it will  purchase  the aircraft at
102% of the agreed  purchase  price.  In accordance  with the  requirements of the Deed of Charge,  the Company  provided  notice on 24 December  2004 to the
Class D and Class E  Noteholders  of the  prospective  sale to the  Purchaser.
The Deed of Charge provides that this pre-emption  right shall remain open for
30 days from the date the Company provided such notice.  The Class D and Class
E  Noteholders  therefore  have until 23 January 2005 to provide a pre-emption notice to the  Company.  Copies of the  Company's  notices  to the Class D and
Class E Noteholders are attached to this Press Release.

On the basis of the agreed Purchase Price,  after the sale of all aircraft has been  completed  the  holders of Class A Notes will be repaid all  outstanding principal,  the  holders  of the Class B Notes  will be  repaid a  portion  of outstanding  principal  and the  holders  of the Class C,  Class D and Class E
Notes will receive no further  repayments  of principal.  The Company  expects that the aircraft  delivery  dates will be staggered over several  months.  As the  Company  receives  cash  for each  aircraft  delivery,  the cash  will be distributed  on the  next  following  Payment  Date  in  accordance  with  the priority of payments  provided  in the Deed of Charge.  Following  delivery of the last of the  aircraft,  the Company will wind up its affairs and terminate its operations in accordance with the laws of Jersey.

                                                             Page 5 of 15 Pages

Forward-Looking Statements and Defined Terms

This Press Release contains forward-looking  statements that involve risks and uncertainties.  In most cases, you can identify forward-looking  statements by terminology  such  as  "may,"  "should,"  "expects,"  "plans,"  "anticipates,"
"believes,"   "estimates,"   "predicts,"  "potential"  or  "continue"  or  the
negative  of  such  terms  or  similar   terminology.   Such   forward-looking
statements  are not  guarantees  of future  performance  and involve risks and uncertainties,  and actual  results  may differ  materially  from those in the forward-looking statements.

All  capitalized  terms used in this Press Release and not defined herein have the meanings ascribed to them in the Annual Report.

Each class of Notes has been issued  pursuant  to the Deed of Charge.  Holders of each class of the Pass Through  Certificates,  Series A  referenced  on the cover  page of the Annual  Report  derive  their  right to  payments  from the payments due on the related class of the Notes.  Therefore,  all references to
Noteholders,  Notes and any class thereof throughout this Press Release should be read to  apply  equally  to the  Certificateholders,  Certificates  and any class thereof, respectively.

Further Information

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone:      + 353 1 231 1900
Fax:        + 353 1 231 1901
E-mail:     colm.barrington@babcockbrown.com

24 December 2004

                                                             Page 6 of 15 Pages

Deutsche Bank Trust Company Americas
as trustee of the ALPS 96-1 Trust
60 Wall Street
26th Floor - MS NYC60 - 2606
New York
NY 10005

Attention:  Corporate Trust and Agency Services
            - Structured Finance Services

Fax:        +1 212 797 8606
                                                            24 December 2004

Dear Sirs

Deed of Charge,  Assignment  and  Priorities  dated  27 June  1996  between, inter alia,  Aircraft  Lease  Portfolio  Securitisation  92-1  Limited  (the
Company) and Deutsche Trustee Company Limited (the Deed of Charge)

Proposed sale of a portfolio of nine aircraft

1.    We  refer  to the  Deed of  Charge.  This  notice  constitutes  both a
"Class D  Preliminary  Sale Notice" and a "Class D Secondary  Sale  Notice",
each as defined in Clause  10.10(e)(ii)  of the Deed of Charge.  The text of
Clause  10.10(e)(ii)  of the Deed of Charge is set out in Appendix 1 to this notice.

2.    In  accordance  with  Clause 10.10(e)(ii)  of the Deed of Charge,  the
Company  hereby gives you notice,  in your  capacity as holder of all of the outstanding  Class D Notes  issued  by the  Company,  that the  Company  has received a bona fide offer from a wholly owned  subsidiary  of an investment grade entity (the  Purchaser)  with respect to the proposed  purchase by the
Purchaser  of the nine  aircraft  set out in  Appendix 2 to this notice (the
Aircraft).

3.    The purchase  price in respect of the Aircraft is  US$90,000,000  (the
Purchase  Price).  The Purchase  Price is less than the "Class D Note Target
Price" for the  Aircraft as referred to in  Clause 10.10(e)(ii)  of the Deed of Charge.  The Class D Note Target  Price has been  calculated  by Deutsche
Bank  Trust  Company  Americas,  as Cash  Manager of the  Company,  as being
US$199,802,829 as at 15 December 2004.

                                                             Page 7 of 15 Pages

4.    The  Purchase  Price is  "gross"  in terms of  security  deposits  and maintenance  reserves,  and assumes that on the date of transfer of title to the Aircraft by the Company to the  Purchaser,  the Company will transfer to the  Purchaser (or the  Purchaser  will deduct from the Purchase  Price) the cash  security  deposit (if any) and all  maintenance  reserves held on that date for that  Aircraft by the  Company or the  relevant  subsidiary  of the
Company.  Details of these security  deposits and  maintenance  reserves are available  upon request from the  Administrative  Agent of the Company whose contact details are set out in paragraph 9 below.

5.    In  accordance  with Clause  10.10(e)(ii)  of the Deed of Charge,  the
Company  hereby  also gives you  notice,  in your  capacity as the holder of the  outstanding  Class D Notes issued by the Company,  that the Company has entered  into a letter of intent  with  respect to the sale of the  Aircraft by the Company to the Purchaser.

6.    As the  holder  of all the  outstanding  Class D Notes  issued  by the
Company, you are granted an option,  pursuant to  Clause 10.10(e)(ii) of the
Deed of Charge,  to purchase  the Aircraft in  accordance  with the terms of such Clause.

7.    If you wish to exercise  such  option,  you are  required  pursuant to
Clause  10.10(e)(ii)  of the  Deed of  Charge  to give  irrevocable  written notice to the  Company's  Administrative  Agent at the  address  given below
(with a copy to Babcock & Brown  Limited as Servicer  and  Deutsche  Trustee
Company Limited as Security  Trustee) on or prior to 23 January 2005,  being
30 days after the date of your receipt of this  document  (which you will be deemed to have received on 24 December 2004).

8.    Pursuant to Clause  10.10(f)(ii)  of the Deed of Charge each holder of
Class E Notes  issued by the  Company is also  granted an option to purchase the  Aircraft  and the option  granted  to you as holder of all  outstanding
Class D Notes is subject to the  exercise by any Class E  Noteholder  of its option under Clause  10.10(f)(ii).  A notice has accordingly  also been sent today  to the  holder  of the  Class  E  Notes  in  accordance  with  Clause
10.10(f)(ii) of the Deed of Charge.

                                                             Page 8 of 15 Pages

9.    If you wish to clarify  any matter  relating to the  proposed  sale of the  Aircraft  or your  rights  as Class D  Noteholder,  the  Administrative
Agent  of  the  Company,  Mourant  & Co.  Limited,  can be  contacted  at 22
Grenville  Street,  St. Helier,  Jersey,  JE4 8PX, Channel Islands (Tel: +44
1534 609 000; Fax: +44 1534 609 333; Attention: Daniel Le Blancq).

Yours faithfully,

________________

For and on behalf of
Aircraft Lease Portfolio Securitisation 92-1 Limited

                                                             Page 9 of 15 Pages

Appendix                              1

                 CLAUSE 10.10(e)(ii) OF THE DEED OF CHARGE

"The Company or the Security  Trustee,  when the Security  Trustee is acting pursuant  to  Clause 8.03  of this Deed,  shall  provide  written  notice (a
Class D  Preliminary  Sale  Notice) to each Class D  Noteholder  of any bona fide offer  received  by the  Company,  any ALPS  Subsidiary  or any Special
Lessor or the Security  Trustee from a  prospective  purchaser  with respect to the  proposed  purchase  of an  Aircraft at a price that is less than the
Class D Note Target Price for such  Aircraft  other than any such offer made in  connection  with a Public  Sale.  In the  event  the  Company,  any ALPS
Subsidiary  or any  Special  Lessor or the  Security  Trustee  enters into a letter of intent with such  prospective  purchaser  with respect to the sale of such  Aircraft  at a price  that is less  than  the  Class D Note  Target
Price,  the Company,  or the Security  Trustee when the Security  Trustee is acting  pursuant to Clause 8.03 of this Deed,  shall provide  written notice thereof  (a Class D  Secondary  Sale  Notice)  to each  Class D  Noteholder.
Other  than in the case of a Public  Sale,  each  Class D  Noteholder  shall have the right to purchase for U.S.  Dollars  cash such  Aircraft at a price equal to 102% of the  price at which the  Company,  any ALPS  Subsidiary  or any  Special  Lessor  (or the  Security  Trustee  when  acting  pursuant  to
Clause 8.03  of this Deed)  proposes  to sell such  Aircraft  subject to the exercise by any Class E  Noteholder  of its right to purchase  under  Clause
10.10(f)  below and the right of any Class D  Noteholder  to purchase  under
Clause  10.10(e)(i)  above,  and  provided  that the Company or the Security
Trustee  (when acting  pursuant to  Clause 8.03  of this Deed),  as the case may be,  delivered a Class D Secondary  Sale  Notice with  respect  thereto.
Such  right may be  exercised  in  respect of any  Aircraft,  if at all,  by irrevocable  written  notice to the Company (with a copy to the Servicer and the  Security  Trustee)  delivered  on or prior to the later of  (x) 30 days after the Class D  Noteholder's  receipt  of the  Class D  Preliminary  Sale
Notice  with  respect  thereto  and (y) 11  Business  Days after the Class D
Noteholder's  receipt of the Class D  Secondary  Sale  Notice  with  respect thereto.  After  receipt of such notice by the Company,  the  Company,  such
ALPS  Subsidiary,   such  Special  Lessor  or  the  Security   Trustee,   as
applicable,  shall sell, or cause to be sold, and the first  notifying Class
D  Noteholder  shall  purchase,  such  Aircraft at such price  pursuant to a sale  agreement  substantially  in the form of Exhibit S,  with such changes thereto  as the Board (or the  Security  Trustee  when  acting  pursuant  to
Clause 8.03   of  this  Deed)  may  approve.   Any  sale  pursuant  to  this
Clause 10.10(e)(ii)  will be  consummated  within 90 days of  receipt by the
Company of the notice  exercising  such right to purchase such Aircraft.  In addition  to the  foregoing,  if  the  Company,  any  ALPS  Subsidiary,  any
Special  Lessor or the  Security  Trustee  proposes  to sell an  Aircraft by bids at a  public  sale  (a  Public  Sale)  it  shall  notify  each  Class D
Noteholder  of the  proposed  Public  Sale at least 11  Business  Days prior thereto or, if earlier,  on the date on which it first  publishes  notice of such sale."

                                                             Page 10 of 15 Pages

Appendix                              2

                                  AIRCRAFT

    1.  one Boeing 767-300ER aircraft bearing manufacturer's serial number 24952

    2.  one Boeing 767-300ER aircraft bearing manufacturer's serial number 25000

    3.  one Boeing 737-400 aircraft bearing manufacturer's serial number 23869

    4.  one Boeing 737-400 aircraft bearing manufacturer's serial number 24519

    5.  one MD-83 aircraft bearing manufacturer's serial number 49786

    6.  one MD-83 aircraft bearing manufacturer's serial number 49785

    7.  one Boeing 737-400 aircraft bearing manufacturer's serial number 23870

    8.  one Boeing 737-500 aircraft bearing manufacturer's serial number 24898

    9.  one Boeing 757-200 aircraft bearing manufacturer's serial number 25054

                                                             Page 11 of 15 Pages

Whirlpool Financial Corporation
553 Benson Road
Benton Harbour
Michigan 49022

Attention:  Robert LaForest

Fax:        +1 269 923 3919
                                                            24 December 2004

Dear Sirs

Deed of Charge,  Assignment  and  Priorities  dated  27 June  1996  between, inter alia,  Aircraft  Lease  Portfolio  Securitisation  92-1  Limited  (the
Company) and Deutsche Trustee Company Limited (the Deed of Charge)

Proposed sale of a portfolio of nine aircraft

1.    We  refer  to the  Deed of  Charge.  This  notice  constitutes  both a
"Class E  Preliminary  Sale Notice" and a "Class E Secondary  Sale  Notice",
each as defined in Clause  10.10(f)(ii)  of the Deed of Charge.  The text of
Clause  10.10(f)(ii)  of the Deed of Charge is set out in Appendix 1 to this notice.

2.    In  accordance  with  Clause 10.10(f)(ii)  of the Deed of Charge,  the
Company  hereby gives you notice,  in your  capacity as holder of all of the outstanding  Class E Notes  issued  by the  Company,  that the  Company  has received a bona fide offer from a wholly owned  subsidiary  of an investment grade entity (the  Purchaser)  with respect to the proposed  purchase by the
Purchaser  of the nine  aircraft  set out in  Appendix 2 to this notice (the
Aircraft).

3.    The purchase  price in respect of the Aircraft is  US$90,000,000  (the
Purchase  Price).  The Purchase  Price is less than the "Class E Note Target
Price" for the  Aircraft as referred to in  Clause 10.10(f)(ii)  of the Deed of Charge.  The Class E Note Target  Price has been  calculated  by Deutsche
Bank  Trust  Company  Americas,  as Cash  Manager of the  Company,  as being
US$339,572,716 as at 15 December 2004.

                                                             Page 12 of 15 Pages

4.    The  Purchase  Price is  "gross"  in terms of  security  deposits  and maintenance  reserves,  and assumes that on the date of transfer of title to the Aircraft by the Company to the  Purchaser,  the Company will transfer to the  Purchaser (or the  Purchaser  will deduct from the Purchase  Price) the cash  security  deposit (if any) and all  maintenance  reserves held on that date for that  Aircraft by the  Company or the  relevant  subsidiary  of the
Company.  Details of these security  deposits and  maintenance  reserves are available  upon request from the  Administrative  Agent of the Company whose contact details are set out in paragraph 8 below.

5.    In  accordance  with Clause  10.10(f)(ii)  of the Deed of Charge,  the
Company  hereby  also gives you  notice,  in your  capacity as the holder of the  outstanding  Class E Notes issued by the Company,  that the Company has entered  into a letter of intent  with  respect to the sale of the  Aircraft by the Company to the Purchaser.

6.    As the  holder  of all the  outstanding  Class E Notes  issued  by the
Company, you are granted an option,  pursuant to  Clause 10.10(f)(ii) of the
Deed  of  Charge,  to  purchase  the  Aircraft   (excluding  MSN  24952)  in
accordance with the terms of such Clause.

7.    If you wish to exercise  such  option,  you are  required  pursuant to
Clause  10.10(f)(ii)  of the  Deed of  Charge  to give  irrevocable  written notice to the  Company's  Administrative  Agent at the  address  given below
(with a copy to Babcock & Brown  Limited as Servicer  and  Deutsche  Trustee
Company Limited as Security  Trustee) on or prior to 23 January 2005,  being
30 days after the date of your receipt of this  document  (which you will be deemed to have received on 24 December 2004).

                                                             Page 13 of 15 Pages

8.    If you wish to clarify  any matter  relating to the  proposed  sale of the  Aircraft  or your  rights  as Class E  Noteholder,  the  Administrative
Agent  of  the  Company,  Mourant  & Co.  Limited,  can be  contacted  at 22
Grenville  Street,  St. Helier,  Jersey,  JE4 8PX, Channel Islands (Tel: +44
1534 609 000; Fax: +44 1534 609 333; Attention: Daniel Le Blancq).

Yours faithfully,

_______________

For and on behalf of
Aircraft Lease Portfolio Securitisation 92-1 Limited

                                                             Page 14 of 15 Pages

Appendix                              1

                 CLAUSE 10.10(f)(ii) OF THE DEED OF CHARGE

 "The Company or the Security  Trustee,  when the Security Trustee is acting pursuant  to  Clause 8.03  of this Deed,  shall  provide  written  notice (a
Class E  Preliminary  Sale  Notice) to each Class E  Noteholder  of any bona fide  offer  received  by the  Company,  any ALPS  Subsidiary,  any  Special
Lessor or the Security  Trustee from a  prospective  purchaser  with respect to the  proposed  purchase  of an  Aircraft at a price that is less than the
Class E Note Target Price for such  Aircraft  other than any such offer made in  connection  with a Public  Sale.  In the  event  the  Company,  any ALPS
Subsidiary,  any  Special  Lessor  or the  Security  Trustee  enters  into a letter of intent with such  prospective  purchaser  with respect to the sale of such  Aircraft  at a price  that is less  than  the  Class E Note  Target
Price,  the Company,  or the Security  Trustee when the Security  Trustee is acting  pursuant to Clause 8.03 of this Deed,  shall provide  written notice thereof  (a Class E  Secondary  Sale  Notice)  to each  Class E  Noteholder.
Other  than  in  the  case  of  a  Public  Sale,   any  Class  E  Noteholder
(excluding,  in  respect  of  the  WFC  Aircraft  only,  WFC  or  any of its affiliates)  shall have the right to  purchase  for U.S.  Dollars  cash such
Aircraft  at a price  equal to 102% of the price at which the  Company,  any
ALPS  Subsidiary or any Special Lessor (or the Security  Trustee when acting pursuant to Clause 8.03  of this Deed)  proposes to sell such Aircraft,  and provided that the Company or the Security  Trustee (when acting  pursuant to
Clause 8.03  of  this  Deed),  as the  case  may  be,  delivered  a  Class E
Secondary Sale Notice with respect  thereto.  Such right may be exercised in respect of any Aircraft,  if at all, by  irrevocable  written  notice to the
Company  (with a copy to the Servicer and the  Security  Trustee)  delivered on or prior to the  later of  (x) 30 days  after  the  Class E  Noteholder's receipt of the Class E  Preliminary  Sale  Notice with  respect  thereto and
(y) 11  Business Days after the Class E Noteholder's  receipt of the Class E
Secondary  Sale Notice with respect  thereto.  After  receipt of such notice by the Company,  the Company,  such ALPS Subsidiary,  such Special Lessor or the Security  Trustee,  as applicable,  shall sell, or cause to be sold, and the first  notifying  Class E Noteholder  shall  purchase,  such Aircraft at such  price  pursuant  to a sale  agreement  substantially  in the  form  of
Exhibit S,  with such changes thereto as the Board (or the Security  Trustee when acting  pursuant to  Clause 8.03 of this Deed),  may approve.  Any sale pursuant  to this  Clause 10.10(f)  will be  consummated  within  90 days of receipt  by the  Company  of the notice  exercising  such right to  purchase such  Aircraft.  In  addition to the  foregoing,  if the  Company,  any ALPS
Subsidiary,  any Special Lessor or the Security  Trustee proposes to sell an
Aircraft  by bids at a public  sale (a Public  Sale),  it shall  notify each
Class E  Noteholder  of the proposed  Public Sale at least 11 Business  Days prior  thereto  or,  if  earlier,  on the date on  which it first  publishes notice of such sale."

                                                             Page 15 of 15 Pages

Appendix                             2

                                  AIRCRAFT

    1.  one Boeing 767-300ER aircraft bearing manufacturer's serial number 24952

    2.  one Boeing 767-300ER aircraft bearing manufacturer's serial number 25000

    3.  one Boeing 737-400 aircraft bearing manufacturer's serial number 23869

    4.  one Boeing 737-400 aircraft bearing manufacturer's serial number 24519

    5.  one MD-83 aircraft bearing manufacturer's serial number 49786

    6.  one MD-83 aircraft bearing manufacturer's serial number 49785

    7.  one Boeing 737-400 aircraft bearing manufacturer's serial number 23870

    8.  one Boeing 737-500 aircraft bearing manufacturer's serial number 24898

    9.  one Boeing 757-200 aircraft bearing manufacturer's serial number 25054